EXHIBIT 4.6


                             RESERVE BANK OF INDIA
                                CENTRAL OFFICE
               DEPARTMENT OF BANKING OPERATIONS AND DEVELOPMENT
              CENTRE - 1, WORLD TRADE CENTRE, CUPPE PARADE COLABA,
                               MUMBAI - 400 008


Ref.DBOD.No.PSBS.1183/16.01.128/2001-2002                        April 26, 2002

The Managing Director,
ICICI Bank Ltd.,
ICICI Towers,
Bandra-Kurla Complex,
Mumbai 400 051.

Dear Sir,

Merger of ICICI Ltd. with ICICI Bank Ltd.

Please refer to your letter dated 25th October 2001 seeking our approval for the scheme of amalgamation of ICICI Ltd. and two other of its subsidiaries viz ICICI Capital Services Ltd. and ICICI Personal Financial Services Ltd. with your bank.

2. It is observed that the scheme of amalgamation has been approved by the High Courts of Gujaral and Mumbai vide their Orders dated 7th March 2002 and 11th April 2002 respectively.

3. We have examined the request based on the statutory, prudential and other regulatory requirements and accord our approval for the merger subject to the following conditions:

(i) Compliance with reserve requirements

The ICICI Bank Ltd. would comply with the Cash Reserve Requirements (under
Section 42 of RBI Act, 1934) and Statutory Liquidity Reserve Requirements (under Section 24 of the Banking Regulation Act, 1949) as

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applicable to banks on the net demand and time liabilities of the bank, inclusive of the liabilities pertaining to ICICI Ltd. from the date of merger. Consequently, ICICI Bank Ltd. would have to comply with the CRR/SLR computed accordingly and with reference to the position of Net Demand and Time Liabilities as required under existing instructions.

(ii) Other Prudential Norms

ICICI Bank Ltd. will continue to comply with all prudential requirements, guidelines and other instructions as applicable to banks concerning capital adequacy, asset classification, income recognition and provisioning, issued by RBI from time to time on the entire portfolio of assets and liabilities of the bank after the merger.

(iii) Conditions relating to Swap Ratio

As the proposed merger is between a banking company and a financial institution, all matters connected with shareholding including the swap ratio, will be governed by the provisions of Companies Act, 1956, as provided. In case of any disputes, the legal provisions in the Companies Act and the decision of the Courts would apply.

(iv) Appointment of Directors

The bank should ensure compliance with Section 20 of the Banking Regulation Act, 1949, concerning granting of loans to the companies in which Directors of such companies are also Directors. In respect of loans granted by ICICI Ltd. to companies having common Directors, while it will not be legally necessary for ICICI Bank Ltd. to recall the loans already granted to such companies after the amalgamation, it will not be open to the bank to grant any fresh loans and advances to such companies after amalgamation. The prohibition will include any renewal or enhancement of existing loan facilities. The restriction contained in Section 20 of the Act ibid, does not make any distinction between professional Directors and other Directors and would apply to all Directors.

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(v) Priority Sector lending

Considering that the advances of ICICI Ltd. were not subject to the requirement applicable to banks in respect of priority sector lending, the bank would after merger, maintain an additional 10% over and above the requirement of 40%, i.e., a total of 50% of the net bank credit on the residual portion of the bank's advances. This additional 10% by way of priority sector advances will apply until such time as the aggregate priority sector advances reaches a level of 40% of the total net bank credit of the bank. RBI's existing instructions on sub targets under priority sector lending and eligibility of certain types of investments/funds for reckoning as priority sector advances (vide Circular No.RPCD.Plan.BC.12 dated 1st August 2001), would apply to the bank as hitherto.

(vi) Equity exposure ceiling of 5%

A list of the investments of ICICI Ltd. acquired by way of project finance as on the date of merger may be prepared and such investments kept outside the exposure ceiling of 5% of advances towards exposure to equity and equity linked instruments for a period of five years since these investments need to be continued to avoid any adverse effect on the viability or expansion of the project. The bank should, however, mark to market the above instruments and provide for any loss in their value in the manner prescribed for the investments of the bank. It may be clarified that any incremental accretion to the above project-finance category of equity investment will be reckoned within the 5% ceiling for equity exposure for the bank.

(vii) Investments in other companies

The bank should ensure that its investments in any of the companies in which ICICI Ltd. had investments prior to the merger are in compliance with Section 19(2) of Banking Regulation Act, 1949, prohibiting holding of equity in excess of 30% of the paid-up share capital of the company concerned or 30% of its own paid-up share capital and reserves, whichever is less. The arrangements made in this regard should be advised to us.

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(viii) Subsidiaries of the bank

(a) While taking over the subsidiaries of ICICI Ltd. after merger, the bank should ensure that the activities of the subsidiaries comply with the requirements of permissible activities to be undertaken by a bank under Section 6 of the Banking Regulation Act, 1949 and Section 19 (1) of the Act ibid.

(b) The take over of certain subsidiaries presently owned by ICICI Ltd. by ICICI Bank Ltd. will be subject to approval, if necessary, by other regulatory agencies viz. IRDA, SEBI, NHB, etc. Requisite approval from these regulators should be furnished to us, if necessary.

(ix) Preference share capital

A banking company other than those incorporated before March 1944, shall not hold preference share capital in terms of Section 12 (2) of the Banking Regulation Act, 1949. The inclusion of preference share capital of Rs.350 crore (350 shares of RS.1 crore each issued by ICICI Ltd. prior to merger), in the capital structure of the bank after amalgamation is subject to the exemption from the application of the above provision of Banking Regulation Act, 1949, granted by the Central Government in terms of Section 53 of the Act ibid (copy enclosed) and is permitted for a period of five years from the date of its Notification.

4. Date of merger

As the scheme of merger has been approved by the High Courts, RBI has no objection to the date of merger being the Appointed Date, viz. 30th March 2002 or any other date as per the orders of the High Court.

5. It may be ensured by ICICI Bank Ltd. that the fair valuation of the assets of the ICICI Ltd. before merger is completed to its satisfaction and the required provisioning requirements towards shortfall in the value of advances and investments is duly carried out in the books of ICICI Ltd. before the

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accounts are merged. Certificates from Statutory Auditors that the valuation and provisioning requirements in respect of the assets of ICICI Ltd. have been carried out consistent with the prudential norms applicable to banks and provisioning requirements have been fully met out of the existing provisions/reserves of ICICI Ltd. prior to the merger to their satisfaction should be obtained and kept on record.

6. The bank may approach RBI separately for approval for the appointment of whole time Directors on the Board of the bank and payment of remuneration to them after merger.

7. The bank's request for conversion of the existing branches/offices of ICICI Ltd. as the branches of ICICI Bank Ltd. would be examined after completion of all formalities connected with the merger.

Yours faithfully,

/s/ C R Muralidharan

(C R Muralidharan)
Chief General Manager